UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)
For the plan year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)
For the transition period from                      to
Commission File Number: 000-22125
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
DIAMOND 401(k) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Diamond Management & Technology Consultants, Inc.
875 North Michigan Avenue, Suite 3000
Chicago, Illinois 60611

DIAMOND 401(k) PLAN

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	11

Exhibit 23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Plan Administrative Committee
Diamond 401(k) Plan
Chicago, Illinois
We have audited the accompanying statements of net assets available for benefits of the Diamond 401(k) Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.
/s/ Crowe Horwath LLP
Oak Brook, Illinois
June 21, 2009

DIAMOND 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008

Assets:
Investments, at fair value (Note 4)	$45,173,053	$33,306,895
Receivables:
Employer match contributions	—	651,011
Employee deferral contributions	—	86,170
Dividends and interest	11,294	11,367

Total receivables	11,294	748,548

Total assets:	$45,184,347	$34,055,443

Net assets available for benefits	$45,184,347	$34,055,443

See accompanying notes to financial statements.

DIAMOND 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
December 31, 2009 and 2008

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 4)	$9,077,494
Interest income	142,744
Dividend income	475,266
Interest on participant loans	18,198

Total investment income	9,713,702

Contributions:
Participants	4,492,338
Employer	—
Rollovers from participants	62,822

Total contributions	4,555,160

Total additions	14,268,862

Deductions from net assets attributed to:
Distributions to participants	3,123,863
Trustee/recordkeeper fees	16,095

Total deductions	3,139,960

Increase in net asset available for benefits	11,128,904

Net assets available for benefits:
Beginning of year	34,055,443

End of year	$45,184,347

See accompanying notes to financial statements.

DIAMOND 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
(1)	Description of Plan
The following brief description of the Diamond 401(k) Plan (“Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information. The Plan was amended in its entirety and restated effective January 1, 2009.
(a)	General
The Plan is a voluntary defined contribution plan for all eligible employees of Diamond Management & Technology Consultants, Inc., and its affiliated employer, Diamond Management & Technology Consultants NA, Inc. (together the “Company” or “Diamond”), who meet the minimum age requirement specified in the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
(b)	Contributions
During the 2009 Plan year, participants could contribute the lesser of $16,500, subject to the limitations set forth in the Internal Revenue Code, or 80% of pretax annual compensation on a pre-tax or after tax basis. During 2009, participants over 50 years old could make additional “catch-up” contributions up to the amount of $5,500. Participants may also contribute amounts representing distributions from other qualified defined-benefit or contribution plans (“rollovers”). Effective November 1, 2008, if an employee has not enrolled in the Plan within 45 days from their date of hire, the employee will be automatically enrolled at 3%, unless the employee elects to not participate in the Plan. Participants may direct their contributions in any one or any combination of the Plan’s various investment funds. Participants may also direct a percentage of their contributions into Personal Choice Retirement Accounts (“PCRA”), which are self-directed brokerage accounts. Participants have the option to direct a percentage of their contributions into Company common stock through the PCRA.
As a result of a plan amendment, beginning September 15, 2004, all eligible employees below the level of vice president may receive matching contributions from the Company after attaining the age of 18 when the Company, in its discretion, determines to make matching contributions. The amount of the matching contribution is determined annually and is immediately vested. Company contributions are participant directed. As of January 1, 2009, the Company suspended matching contributions to the Plan for all eligible employees.
(c)	Participant Accounts
Each participant’s account (“Plan account”) is credited with the participant’s salary reduction contribution, and allocations of (a) the Company’s matching contributions and (b) account earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
(d)	Vesting
Participants are immediately vested in their voluntary and matching contributions plus actual earnings thereon.
(e)	Distributions
On termination of service due to death, disability, retirement, or other separation of service with a vested account balance in excess of $5,000, a participant or beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a specified period of time not exceeding the life expectancy of the participant or the joint life and last survivor expectancy of the participant and a designated beneficiary. If the vested account balance of a terminated participant is less than $5,000, but greater than $1,000, the participant or beneficiary must elect to receive either a lump-sum distribution or rollover the balance to another retirement plan. If the vested account balance is less than $1,000, the participant or beneficiary must receive a lump-sum distribution.

DIAMOND 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
In-service distributions are allowed for certain cases of financial hardship or upon the participant’s attainment of age 59 1/2. In accordance with federal regulations and the Internal Revenue Code,participants that reach age 70 1/2 may be required to begin receiving minimum distributions of their vested benefits.
Distributions are recorded when paid.
(f)	Administrative Expenses
Certain administrative expenses were paid directly by the Company. It is not the intention of the Company to obtain reimbursement from the Plan for these payments.
(g)	Participant Loans
Participants are permitted to obtain loans from their Plan accounts while employed by the Company. Participants may borrow a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from the investment fund to the participant notes fund. Loan terms range from one to five years and up to 15 years for the purchase of a primary residence. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the local prevailing rates as determined quarterly by the Plan administrator. Interest rates on loans outstanding at December 31, 2009 range from 4.25% to 9.25%. Principal and interest are paid ratably through semi-monthly payroll deductions, and repayments are reinvested into the participant’s account according to the current investment election.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.
(b)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
(c)	Risks and Uncertainties
The Plan provides for investments in common stock, mutual funds, bonds, and money market funds that, in general, are exposed to various risks, including interest rate, credit, liquidity, and overall market volatility risks. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the statements of net assets available for benefits and individual participant accounts.

DIAMOND 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
(d)	Investment Valuation and Income Recognition
The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Fair value is defined as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. The three levels of inputs within the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.
Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.
The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan, including those held within the PCRAs.
Mutual funds, unit investment trusts (exchange traded) and publicly traded common stock: The fair values of mutual funds, exchange traded funds and common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).
Cash and cash equivalents: Cash and cash equivalents largely consist of money market deposit accounts. The fair values of these investments are estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable (level 2 inputs).
Collective trust: The fair values of participation units held by the Plan in a collective trust are based on the net asset values reported by the fund manager as of the financial statement dates and recent transaction prices (level 2 inputs). The investment objective of the collective trust is long-term growth of principal and income. The trust invests primarily in a diversified portfolio of common stocks of large capitalization companies. The collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement (level 2 inputs).
U.S. Treasury and agency securities: Fair values reflect the closing price reported in the active market in which the security is traded (Level 1 inputs).

DIAMOND 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
Corporate Bonds: Corporate bonds are valued at the closing price reported in the active market in which the bond is traded (Level 1 inputs).
Participant loans: Participant loans are reported at outstanding balances, as the fair value of the loans is not practicable to estimate due to restrictions placed on the transferability of the loans.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Investments, other than participant loans, measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements
	at December 31, 2009 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)

Cash & Cash Equivalents	$—	$5,172,630	$—
Mutual Funds	33,164,263	—	—
Collective Trust	—	1,723,583	—
Common Stock	4,204,920	—	—
Unit Investment Trusts	616,470	—	—
Other	44,288	—	—

Total investments (other than participant loans)	$38,029,942	$6,896,213	$—

Fair Value Measurements
at December 31, 2008 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)

Total investments (other than participant loans)	$26,986,750	$5,977,654	$—

The Plan’s investment activities as presented in the statement of changes in net assets available for benefits include the net appreciation/depreciation in fair value of investments, which consists of the realized gains or losses on investment sales, and the unrealized appreciation or depreciation on investments held at year end.

DIAMOND 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
(3)	Recent Accounting Pronouncements
In April 2009, the FASB issued Staff Position (“FSP”) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. The FSP also requires increased disclosures. This FSP is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Effective January 1, 2009, the Plan adopted this FSP and the adoption did not have a material effect on the Plan’s net assets available for benefits or changes therein.
Effective January 1, 2009, the Company adopted SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles,” (codified in ASC 105, “Generally Accepted Accounting Principles”) which establishes the FASB Accounting Standards Codification as the source of authoritative U.S. generally accepted accounting principles to be applied by nongovernmental entities. The Accounting Standards Codification supersedes all existing non-SEC accounting and reporting standards. The adoption of SFAS No. 168 did not have a material impact on the Plan’s net assets available for benefits or changes therein.
In January 2010, the FASB issued FASB Accounting Standards Update (“ASU”) No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). ASU 2010-06 requires new disclosures about recurring or nonrecurring fair value measurements and provides clarification over certain existing fair value measurement disclosure requirements. On January 1, 2010, the Plan will adopt the provisions of ASU 2010-06 and does not expect the adoption to have a material impact on the Plan’s net assets available for benefits or changes therein.
(4)	Investments
The fair value of individual investments which represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008, are as follows:

	December 31,
Description	2009	2008
Baron Asset Fund	$3,284,500	$2,576,906
Eagle Capital Appreciation Fund	2,480,580	1,476,072
JP Morgan Small Cap Equity Sel Fund	2,916,529	2,157,555
Schwab 1000 Index Inv	6,228,151	4,626,113
Schwab Retirement Money Fund	4,988,005	4,686,376
Wells Fargo Advantage Government Securities	3,432,801	3,218,126
William Blair International Growth Fund	5,228,355	3,334,243

DIAMOND 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
The amounts reflected in the table above include shares of the Schwab Retirement Money Fund and William Blair International Growth Fund held in Personal Choice Retirement Accounts as of December 31, 2009 and 2008.
During 2009, the net appreciation on the Plan’s investments, including realized and unrealized gains and losses, was as follows:

Description	2009
Mutual Funds	$7,297,082
Common Stock	1,205,475
Other Investments	51,840
Unit Investment Trusts	139,155
Collective Trust	383,942

$9,077,494

(5)	Party-in-Interest Transactions
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan allows participants to invest their account balances in shares of certain mutual funds and a money market fund managed by subsidiaries of The Charles Schwab Corporation. Charles Schwab Trust Company is the trustee as defined by the Plan and Schwab Retirement Plan Services, Inc. serves as the Plan’s recordkeeper and, therefore, these transactions qualify as party-in-interest transactions. The value of these investments at December 31, 2009 and 2008 was $13,379,547 and $10,772,476, respectively. Fees paid by the Plan to the trustee/recordkeeper totaled $16,095 for the year ended December 31, 2009.
The Plan also allows participants to invest their account balances in shares of Diamond Management and Technology Consultants, Inc. common stock through PCRAs. The number of shares of Diamond common stock held by the Plan at December 31, 2009 and 2008 was 161,175 shares and 109,293 shares, respectively. The fair value of these shares at December 31, 2009 and 2008 was $1,187,860 and $460,123, respectively. Three cash dividends of seven cents per share each were paid during 2009. The Plan earned $33,651 of dividends on Diamond common stock during 2009. These transactions also qualify as party-in-interest transactions.
The Plan allows participants to obtain loans from their Plan accounts. These investments also qualify as party-in-interest and totaled $246,898 and $342,491 at December 31, 2009 and 2008, respectively.
(6)	Tax Status
The Plan obtained its latest determination letter on May 1, 2003, in which the Internal Revenue Service informed the Company that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code. The Plan has been amended since receipt of the determination letter, however, the Plan’s administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

DIAMOND 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
(7)	Plan Termination
While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time, subject to the provisions set forth in ERISA.
(8)	Subsequent Event
Effective January 1, 2010, the Company amended the Plan to permit employees at the level of Senior Director, Vice President, and Executive Officer to be eligible to receive matching contributions and exclude Project/Flex consultants from eligibility to receive matching contributions.
Effective January 1, 2010, the Company re-instated matching contributions for all eligible employees.

DIAMOND 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2009
Name of Plan Sponsor: Diamond Management & Technology Consultants, Inc.
Employer Identification Number: 36-4069408
Plan Number: 001

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor,	Rate of Interest, Collateral,	(d)	(e)
(a)	or Similar Party	Par or Maturity Value	Cost(1)	Current Value

		Domestic equity funds:
	Baron Funds	Baron Asset Fund		$3,284,500
	Cohen & Steers	Realty Shares		221,426
	Eagle Funds	Eagle Capital Appreciation Fund		2,480,580
	FMI Funds	FMI Common Stock Fund		1,736,867
	JP Morgan	JP Morgan Small Cap Equity Sel Fund		2,916,529
*	Charles Schwab and Co.	Schwab 1000 Index Inv		6,228,151
	Vanguard	Vanguard Target Retirement 2010		288,834
	Vanguard	Vanguard Target Retirement 2015		121,072
	Vanguard	Vanguard Target Retirement 2020		329,757
	Vanguard	Vanguard Target Retirement 2025		43,712
	Vanguard	Vanguard Target Retirement 2030		1,117,797
	Vanguard	Vanguard Target Retirement 2035		415,117
	Vanguard	Vanguard Target Retirement 2040		1,173,541
	Vanguard	Vanguard Target Retirement 2045		412,506
	Vanguard	Vanguard Target Retirement 2050		235,571
	Van Kampen	Van Kampen Equity Income CI A Fund		1,165,001

		International equity funds:
	William Blair	William Blair International Growth Fund		5,225,460

		Money market deposit accounts:
*	Charles Schwab Bank	Retirement Money Fund		2,980,718

		Fixed income funds:
	WF Advantage	WF Advantage Government Securities		3,432,801

		Collective Trusts:
*	Charles Schwab Bank	The Schwab Instl Large Cap CL 1		1,723,583

		Common stock:
*	Diamond	Diamond Management & Technology Consultants, Inc.		1,187,860

		Self-directed brokerage accounts:
**	Various	Personal Choice Retirement Accounts (PCRA)		8,194,621

		Other investments:
	Alliance Capital Mgmt	Alliance Bernstein Holding		10,151

		Participant loans:
*	Plan participants	Participant loans (interest ranging from 4.25% to 9.25% and maturities ranging from 2010 to 2021)		246,898

				$45,173,053

*	Represents a party-in-interest.

**	Includes parties-in-interest.

(1)	Participant-directed investments; cost is not required to be reported.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Diamond 401(k) Plan (Registrant)
Date: June 21, 2010	/s/ Karl E. Bupp
	Name:	Karl E. Bupp
Its: Chairman of the Diamond 401(k) Plan Administrative Committee

DIAMOND 401(k) Plan
Exhibit Index

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm